UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-6351

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lilly Employee 401(k) Plan

The Savings Plan for Lilly Affiliate Employees in Puerto Rico

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the Plans) are subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Below are the most recent financial statements and schedule of the Plans prepared in accordance with the financial reporting requirements of ERISA.

The Lilly Employee 401(k) Plan and

The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010, and for the Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Eli Lilly and Company

We have audited each of the accompanying statements of net assets available for benefits of The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the Plans) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for each plan for the year ended December 31, 2011. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the plans referred to above present fairly, in all material respects, the net assets available for benefits of each plan at December 31, 2011 and 2010, and the changes in net assets available for benefits for each plan for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements for each plan as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plans’ management. The information has been subjected to the auditing procedures applied in our audits of the financial statements for each plan and, in our opinion, is fairly stated in all material respects in relation to the financial statements for each plan taken as a whole.

/s/    Ernst & Young, LLP

Indianapolis, Indiana

June 15, 2012

The Lilly Employee 401(k) Plan and

The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2011

	The Lilly Employee 401(k) Plan			The Savings Plan
	(Plan No. 002)			for Lilly
	Participants’	ESOP Shares		Affiliate Employees
	Accounts	Fund		in Puerto Rico
	(Allocated)	(Unallocated)	Total	(Plan No. 004)
Assets
Investments:
Interest in net assets of The Lilly
Employer Trust – PNC Bank	$—	$5,164,204	$5,164,204	$—
Interest in net assets of The Lilly
Employee Savings Plan Master
Trust – Northern Trust Company	3,764,449,542	—	3,764,449,542	96,259,988

	3,764,449,542	5,164,204	3,769,613,746	96,259,988
Receivables:
Allocation of ESOP shares	4,980,640	—	4,980,640	183,564
Employer contribution	2,905,984	—	2,905,984	107,101
Notes receivable from participants	29,481,116	—	29,481,116	2,332,453

	37,367,740	—	37,367,740	2,623,118

	3,801,817,282	5,164,204	3,806,981,486	98,883,106
Liabilities
Allocation of ESOP shares	—	5,164,204	5,164,204	—

	—	5,164,204	5,164,204	—

Net assets reflecting all investments at fair value	3,801,817,282	—	3,801,817,282	98,883,106
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,364,914	—	1,364,914	35,579

Net assets available for benefits	$3,803,182,196	$—	$3,803,182,196	$98,918,685

See accompanying notes.

The Lilly Employee 401(k) Plan and

The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2010

	The Lilly Employee 401(k) Plan			The Savings Plan
	(Plan No. 002)			for Lilly
	Participants’	ESOP Shares		Affiliate Employees
	Accounts	Fund		in Puerto Rico
	(Allocated)	(Unallocated)	Total	(Plan No. 004)
Assets
Investments:
Interest in net assets of The Lilly
Employer Trust — PNC Bank	$—	$102,357,413	$102,357,413	$—
Interest in net assets of The Lilly
Employee Savings Plan Master
Trust — Northern Trust Company	3,636,088,669	—	3,636,088,669	93,986,935

	3,636,088,669	102,357,413	3,738,446,082	93,986,935
Receivables:
Allocation of ESOP shares	5,284,771	—	5,284,771	237,743
Employer contribution — cash	2,006,655	—	2,006,655	90,272
Notes receivable from participants	28,214,718	—	28,214,718	2,276,867

	35,506,144	—	35,506,144	2,604,882

	3,671,594,813	102,357,413	3,773,952,226	96,591,817
Liabilities
Allocation of ESOP shares	—	5,522,514	5,522,514	—
ESOP debt	—	80,093,696	80,093,696	—

	—	85,616,210	85,616,210	—

Net assets reflecting all investments at fair value	3,671,594,813	16,741,203	3,688,336,016	96,591,817
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	23,554,415	—	23,554,415	608,843

Net assets available for benefits	$3,695,149,228	$16,741,203	$3,711,890,431	$97,200,660

See accompanying notes.

The Lilly Employee 401(k) Plan and

The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2011
	The Lilly Employee 401(k) Plan (Plan No. 002)			The Savings Plan for Lilly Affiliate Employees in Puerto Rico (Plan No. 004)

	Participants’ Accounts (Allocated)	ESOP Shares Fund (Unallocated)	Total

Additions:
Contributions:
Participants	$179,776,384	$—	$179,776,384	$5,865,280
Employer	6,787,640	94,305,405	101,093,045	107,101
Interest income on notes receivable from participants	1,209,488	—	1,209,488	95,691
Interest in The Lilly Employee Savings Plan
Master Trust – PNC Bank investment income, net of administrative fees	—	2,770,337	2,770,337	—
Interest in The Lilly Employee Savings Plan
Master Trust – Northern Trust Company investment income, net of administrative fees	84,955,312	—	84,955,312	1,680,495

	272,728,824	97,075,742	369,804,566	7,748,567
Deductions:
Participant withdrawals	264,868,002	—	264,868,002	8,032,701
Interest expense	—	11,642,640	11,642,640	—

	264,868,002	11,642,640	276,510,642	8,032,701
Transfers from (to) other affiliated plan	1,984,929	—	1,984,929	(1,984,929)
Allocation of ESOP shares from (to) plan and affiliated plan	98,187,217	(102,174,305)	(3,987,088)	3,987,088

Net increase (decrease)	108,032,968	(16,741,203)	91,291,765	1,718,025

Net assets available for benefits at beginning of year	3,695,149,228	16,741,203	3,711,890,431	97,200,660

Net assets available for benefits at end of year	$3,803,182,196	$—	$3,803,182,196	$98,918,685

See accompanying notes.

Notes to Financial Statements

1. Description of the Plans

The accompanying financial statements are comprised of the employee savings plans of Eli Lilly and Company (the Company) and certain of the Company’s Puerto Rico Affiliates that participate as of the end of the stated period in The Lilly Savings Plan Master Trust – Northern Trust Company (the Northern Trust Master Trust) and The Lilly Savings Plan Master Trust – PNC Bank (the PNC Bank Master Trust).

Effective December 31, 2010, The Savings Plan for Lilly Affiliate Employees in Puerto Rico (Plan No. 004) (the Puerto Rico Plan) was established for the benefit of resident employees of, and certain employees within, the Commonwealth of Puerto Rico.

The following description of The Lilly Employee 401(k) Plan (the 401(k) Plan) and the Puerto Rico Plan (collectively, the Plans) provides only general information. Participants should refer to the applicable plan document and the Company’s Employee Information Handbook for more complete information.

Hewitt Associates, LLC is the recordkeeper of the Plans. The Company is the plan sponsor for the 401(k) Plan and Lilly del Caribe, Inc. is the plan sponsor for the Puerto Rico Plan. The Employee Benefits Committee of the Company is the plan administrator for the Plans.

Full-time employees become eligible for participation in the Plans on the first day of employment. Seasonal, part-time, or other special status employees must reach 1,000 hours of service within a 12-consecutive-month period to be eligible. The Plans allow for participant contributions from 1% to 50% of base compensation up to Internal Revenue Service (IRS) limits. Participants have the option of enrolling in a program to increase their contribution rate automatically each year. Matching contributions by the Company are currently 100% of the employee contributions allotments up to the 6% employee contribution level up to IRS limits.

Participants may designate their allotment to be invested in any of the investment options offered by the Plans. Effective April 1, 2011, participants may elect to direct or transfer their contributions to Eli Lilly and Company common stock (the Company Stock Fund). Prior to April 1, 2011, participants could not elect the Company Stock Fund as an investment option. Contributions made by the Company were invested only in the Company Stock Fund. Participants may diversify Company-matching contributions out of the Company Stock Fund and into other Plan fund options as soon as 100% vested. Participants are allowed to take payment of the Company Stock Fund dividends in lieu of having them reinvested in their participant accounts.

1. Description of the Plans (continued)

All participants are vested immediately in their own contributions. All participants with two credited years of service are vested in the respective Plan and entitled to receive 100% of Company contributions. Forfeitures of $374,469 for the 401(k) Plan were applied to decrease the Company’s contributions during 2011. Forfeitures of $31,963 were applied to decrease the Company’s contributions during 2011 for the Puerto Rico Plan.

Participants may borrow from their accounts a minimum of $1,000 and a maximum of the lesser of one-half of the amount of the participant’s vested account, 90% of the portion of the participant’s account balance attributable to the participant’s pretax contributions and rollover account, or $50,000 (all of which are reduced by any unpaid loan balance). The loans are collateralized by the participant’s vested account and bear interest at prime plus 1%. Should the participant terminate as an employee, the balance of the outstanding loan becomes due and payable.

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The Plans are subject to and are intended to comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company has the right to terminate the Plans subject to the provisions of ERISA and the Plans. In the event the Plans are terminated, each participant’s account shall be nonforfeitable with respect to both the employee’s and the Company’s contributions, and the net assets are to be set aside for payment of withdrawals to participants.

Prior to January 1, 2012, the Company used an Employee Stock Ownership Plan (ESOP) fund as a vehicle to fund Company contributions. The Company contributed to the ESOP Shares Fund (Unallocated) amounts sufficient to pay the installments of principal and interest due on the outstanding debt incurred by the Plans to finance the common stock purchases (see Note 3). Shares released in conjunction with the repayment of the loan were used to fund the Company-matching contribution.

The number of shares released from the ESOP Shares Fund (Unallocated) in each plan year for allocation to the participants’ accounts was determined, in general, as follows: the number of shares held in the ESOP Shares Fund (Unallocated) immediately before the release for the current plan year multiplied by a fraction, the numerator of which is the amount of principal and interest paid on the debt for that plan year, and the denominator of which is the sum of the numerator plus the total payments of principal and interest on the debt projected to be made for all future plan years.

Effective January 1, 2012, the Plans were amended to provide that company-matching contributions made in cash will be allocated among the same investment options as the participants’ contributions.

2. Significant Accounting Policies

Investment Valuation and Income Recognition

Investments held by the Plans are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion of fair value measurements.

As described in Accounting Standards Codification (ASC) 962, Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plans invest in synthetic guaranteed investment contracts (synthetic GICs) within the Northern Trust Master Trust. As required by ASC 962, the statements of net assets available for benefits present the fair value of the investment in the Northern Trust Master Trust, as well as the adjustment of the investment in the master trust from fair value to contract value relating to the synthetic GICs. The statements of changes in net assets available for benefits are prepared on a contract value basis.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820, Fair Value Measurements and Disclosure, to clarify certain existing fair value disclosures and to require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plans’ net assets available for benefits or their changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Management of the Plans is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plans’ financial statements.

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The accompanying financial statements have been prepared on the accrual basis of accounting.

Reclassifications

Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation.

3. Debt

PNC Bank, as trustee, issued a promissory note for $129,800,000 to the Company on July 18, 1989. This note, as amended on December 1, 2011, matured on December 30, 2011. Interest was payable by the Plans annually at 6.55%. The proceeds of this note were used by the Plans to purchase 2,200,000 shares of Eli Lilly and Company common stock. The value of the purchased shares was allocated to the accounts of participants of the Plans (see Note 1). The trustee granted the Company a security interest in all the shares purchased with the proceeds of the note not yet allocated to the accounts of the participants. During 2011, the Company repaid in full the promissory note. At December 31, 2010, the outstanding balance on the promissory note was $16,393,696.

The ESOP Shares Fund (Unallocated) issued $100,600,000 of 6.55% amortizing debentures on March 10, 1998, which were due December 31, 2017. The proceeds of this borrowing were used to repay a September 1991 bridge loan from the Company incurred to finance the purchase of 2,600,000 shares of Eli Lilly and Company common stock on the open market. Until allocated to participants’ accounts, the shares were maintained in the ESOP Shares Fund (Unallocated) as unallocated shares (see Note 1). The borrowing was guaranteed by the Company and was secured by previously purchased shares not yet allocated to the accounts of the participants. During 2011, the Company repaid in full the amortizing debentures. At December 31, 2010, the outstanding balance on the amortizing debentures was $63,700,000.

4. Master Trusts

The Plans provide that both participant contributions and company-matching contributions be held in a trust by an independent trustee for the benefit of participating employees. PNC Bank, N.A. (PNC Bank) and Northern Trust Company (collectively, the Trustees) maintain an accounting of the aggregate value of assets associated with each plan participating in the PNC Bank Master Trust and the Northern Trust Master Trust (collectively, the Master Trusts). The respective ownership interest of each plan is determined using a unit valuation method.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Investment income, including net appreciation/depreciation in fair value of investments and expenses, is allocated to the participating plans based upon their pro rata share in the net assets of the Master Trusts.

4. Master Trusts (continued)

The Northern Trust Master Trust holds synthetic GICs with JPMorgan Chase. The synthetic GICs are wrap contracts paired with an underlying investment portfolio of common/collective trust funds, owned by the Plans, that invest in average-quality, intermediate term, fixed-income securities. The Master Trust purchases multiple wrapper contracts from third-party financial services institutions. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plans on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the expected duration at the time of computation. The crediting rate is most impacted by the change in the annual effective yield-to-maturity of the underlying securities but is also affected by the differential between the contract value and the market value of the covered investments.

Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plans the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plans the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plans to the extent necessary for the Plans to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. However, such election by a contract issuer would allow for a gradual asset risk wind down over the portfolio’s duration and would maintain contract value on the Plans.

4. Master Trusts (continued)

Because the synthetic GICs are fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	2011	2010
Average yields for synthetic GICs:
Based on actual earnings	2.31%	3.59%
Based on interest rate credited to participants	1.87%	2.05%

Certain events, including (1) certain amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events that cause a significant withdrawal from the Plans, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, limit the ability of the Plans to transact at contract value with the third-party financial institutions. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

The synthetic GICs generally impose conditions on both the Plans and the issuer. If an event of default, as defined, occurs and is not cured, the non-defaulting party may terminate the contract. In the event of default of an issuer, the Plans have pre-negotiated contingency coverage in which the remaining issuers contractually step in and proportionately replace the departing issuer. If this coverage exceeded dollar or time limits and the Plans were unable to negotiate continuing coverage or obtain a replacement investment contract, the Plans may experience losses if the value of the Plans’ assets no longer covered by the contract is below contract value. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plans unable to achieve their objective of maintaining a stable contract value. The plan administrator does not believe that the occurrence of any such event is probable.

4. Master Trusts (continued)

At December 31, 2011 and 2010, each Plan’s respective percentage interest in the Master Trusts was as follows:

	December 31, 2011		December 31, 2010
	Northern Trust Master Trust	PNC Bank Master Trust	Northern Trust Master Trust	PNC Bank Master Trust
401(k) Plan	97.51%	100.00%	97.48%	100.00%
Puerto Rico Plan	2.49%	—%	2.52%	—%

Information relating to the Master Trusts’ net assets as of December 31, 2011 and 2010, and investment income for the year ended December 31, 2011, is summarized below:

	December 31, 2011		December 31, 2010
	Northern Trust Master Trust	PNC Bank Master Trust	Northern Trust Master Trust	PNC Bank Master Trust
	Participants’ Accounts (Allocated)	ESOP Shares Fund (Unallocated)	Participants’ Accounts (Allocated)	ESOP Shares Fund (Unallocated)
Net assets:
Investments at fair value:
Registered investment companies	$124,816,482	$—	$116,356,441	$—
U.S. government securities	—	—	460	—
Eli Lilly and Company common stock	604,960,202	5,164,204	511,948,977	102,227,588
Wrapper contracts	650,739	—	1,213,090	—
Interest in common/collective trusts	3,130,282,107	—	3,100,556,027	129,793

	3,860,709,530	5,164,204	3,730,074,995	102,357,381
Receivables:
Interest receivable	—	—	609	32

Total master trust net assets	$3,860,709,530	$5,164,204	$3,730,075,604	$102,357,413

4. Master Trusts (continued)

	Northern Trust Master Trust	PNC Bank Master Trust
	Participants’ Accounts (Allocated)	ESOP Shares Fund (Unallocated)
Year ended December 31, 2011, investment income:
Interest income	$9,958,605	$2,529
Dividend income	31,668,747	2,767,808
Net appreciation (depreciation) in fair value of investments:
Registered investment companies	(7,302,338)	—
Eli Lilly and Company common stock	94,236,428	—
Interest in common/collective trusts	(41,925,635)	—

Total master trust investment income	$86,635,807	$2,770,337

The Master Trusts’ investments in Eli Lilly and Company common stock (both participant directed and non-participant directed) at December 31 are presented in the following table:

	2011		2010
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	14,556,309	124,259	14,610,416	2,917,454
Cost	$346,496,657	$2,359,616	$353,104,968	$55,395,316
Market value	$604,960,202	$5,164,204	$511,948,977	$102,357,413

The 2011 disclosure represents both participant-directed and non-participant-directed funds, as transactions within the Eli Lilly and Company Stock Fund could not be reasonably segregated. The 2010 disclosure represents non-participant-directed balances and activity.

Information about the net assets of the Eli Lilly and Company Stock Fund at December 31 is as follows:

	2011		2010
	401(k) Plan	Puerto Rico Plan	401(k) Plan	Puerto Rico Plan
Net assets:
Interest in Master Trusts	$594,347,177	$22,960,089	$600,701,778	$19,160,378
Receivables	7,886,624	290,665	7,291,426	328,015
Liabilities	(5,164,204)	—	(85,616,210)	—

	$597,069,597	$23,250,754	$522,376,994	$19,488,393

4. Master Trusts (continued)

Information about the changes in net assets of the Eli Lilly and Company Stock Fund for the year ended December 31, 2011, is as follows:

	401(k) Plan	Puerto Rico Plan
Changes in net assets:
Contributions	$101,093,045	$107,101
Interest in Master Trusts’ investment income, net of administrative fees	118,083,932	4,556,652
Participant withdrawals	(44,672,424)	(2,858,365)
Interest expense	(11,642,639)	—
Debt repayment	(80,093,696)	—
Net transfers activity	(8,075,615)	1,956,973

	$74,692,603	$3,762,361

5. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Inputs other than quoted prices that are for the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

5. Fair Value Measurements (continued)

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based upon the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for each major class of assets and liabilities measured at fair value:

•

Registered investment companies (mutual funds) — Valued at the net asset value (NAV) of shares held by the Plans at year-end, as quoted in the active market, and are classified within Level 1 of the valuation hierarchy.

•

U.S. government securities — Estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows and are classified within Level 2 of the valuation hierarchy.

•	Eli Lilly and Company common stock — Valued at the closing price reported on the New York Stock Exchange and is classified within Level 1 of the valuation hierarchy.

•

Synthetic GIC wrapper contracts — Determined using the discounted difference between replacement cost and actual cost, projected for the duration of the associated portfolio, and are classified within Level 3 of the valuation hierarchy.

•

Interest in common/collective trusts — Represents interests in pooled investment vehicles designed primarily for collective investment of employee benefit trusts. The fair value of the investment in this category has been estimated using the NAV per unit provided by the fund managers. The unit values are based on the fair value of the Master Trusts’ underlying assets, which are principally equity and fixed-income securities, short-term investments, and real estate. The investment strategies of the Plans’ common/collective trusts vary based on the investment objectives of the asset class of which they are part. Such strategies include investments in fixed-income securities and investments in equity securities for growth and value objectives, investment portfolios that replicate equity market indices, and investments in international markets. Redemption restrictions range from 1 to 30 days. These investments are classified within Level 2 of the valuation hierarchy.

5. Fair Value Measurements (continued)

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plans believe their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2011 and 2010.

The following table sets forth by level, within the fair value hierarchy, the Master Trusts’ assets carried at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Registered investment companies:
Short-term investments	$14,478,712	$—	$—	$14,478,712
Equity	85,000,024	—	—	85,000,024
Fixed income	25,337,746	—	—	25,337,746
Eli Lilly and Company common stock	610,124,406	—	—	610,124,406
Interest in common/collective trusts:
U.S. equities	—	1,112,701,021	—	1,112,701,021
International equities	—	559,215,920	—	559,215,920
Fixed income	—	377,170,927	—	377,170,927
Real estate	—	67,494,767	—	67,494,767
Short-term investments	—	7,192,344	—	7,192,344
Short-term investments (stable value fund)	—	45,940,969	—	45,940,969
Corporate bonds (stable value fund)	—	110,000,932	—	110,000,932
Public bonds (stable value fund)	—	850,565,227	—	850,565,227
Synthetic GIC wrapper contracts	—	—	650,739	650,739

Total master trust assets at fair value	$734,940,888	$3,130,282,107	$650,739	$3,865,873,734

5. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trusts’ assets carried at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Registered investment companies:
Short-term investments	$7,795,882	$—	$—	$7,795,882
Municipal bonds	116,356	—	—	116,356
Equity	88,314,539	—	—	88,314,539
Fixed income	20,129,664	—	—	20,129,664
U.S. government securities	460	—	—	460
Eli Lilly and Company common stock	614,176,565	—	—	614,176,565
Interest in common/collective trusts:
U.S. equities	—	1,120,123,678	—	1,120,123,678
International equities	—	600,202,868	—	600,202,868
Fixed income	—	340,480,244	—	340,480,244
Real estate	—	63,859,230	—	63,859,230
Short-term investments	—	5,697,060	—	5,697,060
Short-term investments (stable value fund)	—	7,358,168	—	7,358,168
Corporate bonds (stable value fund)	—	153,009,489	—	153,009,489
Public bonds (stable value fund)	—	809,955,724	—	809,955,724
Synthetic GIC wrapper contracts	—	—	1,213,090	1,213,090

Total master trust assets at fair value	$730,533,466	$3,100,686,461	$1,213,090	$3,832,433,017

The table below sets forth a summary of changes in the fair value of the Master Trusts’ Level 3 assets for the year ended December 31, 2011:

Synthetic GIC Wrapper Contracts
Fair value at the beginning of the year	$1,213,090
Unrealized losses	(562,351)

Fair value at the end of the year	$650,739

There were no purchases, sales, settlements, or transfers of Level 3 investments during 2011.

5. Fair Value Measurements (continued)

The Plans also hold other assets and liabilities not measured at fair value on a recurring basis, including employer contributions receivable, participant notes receivable, debt, and unsettled trades. The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.

6. Income Tax Status

The 401(k) Plan has received a determination letter from the IRS dated December 12, 2002, stating that the 401(k) Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trusts are exempt from taxation. Subsequent to the determination by the IRS, the 401(k) Plan was amended and restated and a new determination letter application was filed with the IRS on behalf of the 401(k) Plan on or about November 30, 2010; the IRS has confirmed receipt of the application at this time. Once qualified, the 401(k) Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the 401(k) Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the 401(k) Plan, as amended and restated, is qualified and the related trusts are tax-exempt.

The Puerto Rico Plan has not received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the Puerto Rico Code). The Puerto Rico Plan intends, consistent with applicable requirements, to apply for a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury to confirm that it is qualified under these applicable sections of the Puerto Rico Code. However, the plan administrator believes that the Puerto Rico Plan has been designed to comply with and is operating in accordance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the Puerto Rico Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that the Plans are no longer subject to income tax examinations for years prior to 2008.

7. Risks and Uncertainties

The Plans invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Transactions With Related Parties

During 2011, the 401(k) Plan received $29,835,458 in cash dividends from the Company on the common stock of the Company owned by the 401(k) Plan. During 2011, the Puerto Rico Plan received $1,041,938 in cash dividends from the Company on the common stock of the Company owned by the Puerto Rico Plan.

9. Reconciliation of the Financial Statements to the Form 5500

The following are reconciliations of net assets available for benefits as of December 31, 2011 and 2010, and the net increase in net assets available for benefits for the year ended December 31, 2011, with the corresponding amounts in the Form 5500.

	401(k) Plan	Puerto Rico Plan
December 31, 2011
Net assets available for benefits at year-end, as reported in the accompanying financial statements	$3,803,182,196	$98,918,685
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,364,914	35,579
Less distributions accrued on Form 5500 at year-end	2,373,483	646,664

Net assets available for benefits at year-end per Form 5500	$3,799,443,799	$98,236,442

	401(k) Plan	Puerto Rico Plan
December 31, 2010
Net assets available for benefits at year-end, as reported in the accompanying financial statements	$3,711,890,431	$97,200,660
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts	23,554,415	608,843
Less distributions accrued on Form 5500 at year-end	4,270,215	198,376

Net assets available for benefits at year-end, as reported in the Form 5500	$3,684,065,801	$96,393,441

9. Reconciliation of the Financial Statements to the Form 5500 (continued)

	401(k) Plan	Puerto Rico Plan
Year Ended December 31, 2011
Net increase in net assets available for benefits, as reported in the accompanying financial statements	$91,291,765	$1,718,025
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	1,364,914	35,579
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	23,554,415	608,843
Less distributions accrued on Form 5500 at December 31, 2011	2,373,483	646,664
Add distributions accrued on Form 5500 at December 31, 2010	4,270,215	198,376

Net increase in net assets available for benefits, as reported on the Form 5500	$115,377,998	$1,843,001

Supplemental Schedules

The Lilly Employee 401(k) Plan

EIN: 35-0470950, Plan No. 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value
Notes receivable from participants*	Interest rates ranging from 4.25% to 10.00%	$29,481,116

*	Parties in interest

The Savings Plan for Lilly Affiliate Employees in Puerto Rico

EIN: 98-0167031, Plan No. 004

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value
Notes receivable from participants*	Interest rates ranging from 4.25% to 10.00%	$2,332,453

*	Parties in interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lilly Employee 401(k) Plan

Date: June 15, 2012	By:	/s/ Stacey M. Roberson
Stacey M. Roberson Employee Benefits Committee

The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Date: June 15, 2012	By:	/s/ Stacey M. Roberson
Stacey M. Roberson Employee Benefits Committee

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm